UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Reward Purchase Agreement

As previously reported, on February 10, 2026, Rezolve AI plc (the “Company”) announced the acquisition of all of the issued share capital of Reward Loyalty UK Limited pursuant to a sale and purchase agreement (the “Purchase Agreement”) with the shareholders listed on Schedule 1 thereto and Peter West. The Purchase Agreement was filed as Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

On June 4, 2026, the Company, certain of the sellers under the Purchase Agreement (the “Relevant Sellers”) and Peter West entered into a Waiver Deed (the “Waiver Deed”) with respect to the Purchase Agreement, whereby each of the Relevant Sellers waived its right to receive its Agreed Warranty Retention Proportion (as defined in the Purchase Agreement) of the Warranty Retention Sum (as defined in the Purchase Agreement) that would otherwise be payable to it under the Purchase Agreement. The aggregate waived amount pursuant to the Waiver Deed is US$ 14,000,000. In consideration of such waivers, the Company agreed to issue to the Relevant Sellers warrants to purchase an aggregate of 4,670,000 ordinary shares of the Company.

The foregoing description of the Waiver Deed does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Report on Form 6-K.

The information included under the heading “Reward Purchase Agreement” (including Exhibit 10.1 to this Report on Form 6-K) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-290523, File No. 333-290639, File No. 333-291842 and File No. 333-292302) and Form S-8 (File No. 333-284174 and File No. 333-292308) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On June 1, 2026, the Company issued a press release reaffirming its FY26 revenue guidance, a copy of which is furnished herewith as Exhibit 99.1.

The information included under the heading “Press Release” (including Exhibit 99.1 to this Report on Form 6-K) is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such filing.

Exhibit No.	Description
10.1*	Waiver Deed dated June 4, 2026
99.1	Press Release dated June 1, 2026

*Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and the type of information that the registrant customarily and actually treats as private or confidential. The registrant hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 5, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman